Exhibit 12.1

Oglethorpe Power Corporation

Computation of Equity Ratio and

Margins for Interest Ratio

	Year ended December 31,
	2017	2016	2015	2014	2013

Computation of Equity Ratio:
Patronage capital	$911,087	$859,810	$809,465	$761,124	$714,489

Total capitalization	$8,945,892	$8,863,137	$8,214,739	$7,894,059	$7,621,809
Unamortized debt issuance costs and bond discounts	95,613	101,261	97,988	101,939	49,862
Long-term debt and capital leases due within one year	216,694	316,861	189,840	160,754	152,153
Total long-term debt and equities	$9,258,199	$9,281,259	$8,502,567	$ ,156,752	$7,823,824

Equity Ratio	9.8%	9.3%	9.5%	9.3%	9.1%

Computation of Margins for Interest Ratio:
Net margin	$51,277	$50,345	$48,341	$46,635	$41,480
Less: income from equity investees	(1,404)	(1,413)	(1,618)	(1,712)	(1,675)
Adjusted net margin	$49,873	$48,932	$46,723	$44,923	$39,805

Interest for debt secured under the first mortgage indenture	355,915	349,227	333,556	320,715	284,323
	$405,788	$398,159	$380,279	$365,638	$324,128

Margins for Interest Ratio	1.14	1.14	1.14	1.14	1.14